355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
October 25, 2011	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA FACSIMILE	Houston	Silicon Valley
Susan Block, Esq.	London	Singapore
John Dana Brown	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
Securities and Exchange Commission	Milan

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech Nitrogen Partners, L.P. Registration Statement on Form S-1 Amended October 20, 2011
File No. 333-176065

Dear Ms. Block and Mr. Brown:

Thank you for taking the time to speak with us again this morning. As discussed, please find attached hereto a draft response letter addressing comments received from the Staff by letter dated October 24, 2011 with respect to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-176065) (the “Registration Statement”) filed by Rentech Nitrogen Partners, L.P. (the “Partnership”). In addition to the draft response letter, we are also attaching advance copies of certain pages of Amendment No. 4 to the Registration Statement, which reflect the Partnership’s proposed disclosure in responses to the Staff’s comments. This information is being provided to the Staff in connection with ongoing discussions regarding the Registration Statement and for purposes of supplemental review. Amendment No. 4 to the Registration Statement has not yet been filed, but will be filed once we determine that we have adequately responded to each of the Staff’s comments.

Very truly yours,

/s/ David A. Zaheer

David A. Zaheer, Esq.

of LATHAM & WATKINS LLP

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
October [25], 2011	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR AND FEDEX	Houston	Silicon Valley
Susan Block, Esq.	London	Singapore
Attorney-Advisor	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
Securities and Exchange Commission	Milan

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech Nitrogen Partners, L.P. Registration Statement on Form S-1 Amended October 20, 2011
File No. 333-176065

Dear Ms. Block:

On behalf of Rentech Nitrogen Partners, L.P. (the “Partnership”), below please find the Partnership’s responses to the comments in your letter of October 24, 2011 with respect to Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1 (File No. 333-176065) (the “Registration Statement”). The Partnership concurrently is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Please note that the responses are based on information provided to us by the Partnership. In addition, we are separately delivering to you by FedEx five blacklined copies of Amendment No. 4 marked against Amendment No. 3.

Please feel free to call the undersigned, David Zaheer, at (213) 891-8045 with any questions or comments.

Use of Proceeds, page 61

1.	Please provide separate amounts for the use of proceeds for the urea expansion project, DEF build-out and FEED for your ammonia capacity expansion project. Please also include disclosure that other funds will be needed to complete some of these projects. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response:

October [25], 2011

In response to the Staff’s comment, the Partnership has revised the disclosure to separately set forth the amount of the proceeds that it intends to use for each of the urea expansion and DEF build-out project and FEED for the ammonia capacity project. See pages [14], [16], [59] and [62] of Amendment No. 4.

The Partnership respectfully submits to the Staff that the urea expansion and DEF build-out are two components of the same expansion project. The expected cost of the two components are included in the same budget, and the Partnership would not continue with one component and not the other. Accordingly, the Partnership does not believe that allocating a portion of the proceeds to each individual component of the expansion project is necessary or appropriate. The Partnership has revised the disclosure to clarify that the urea expansion and DEF build-out are one expansion project. See pages [9], [14], [16], [59], [62], [78], [104] and [131] of Amendment No. 4.

In addition, in response to the Staff’s comment and in accordance with Instruction 3 to Item 504 of Regulation S-K, the Partnership has revised the disclosure to clarify that other funds will be necessary to complete the ammonia capacity expansion project and to state the currently expected amount and sources of such other funds. See pages [16] and [62] of Amendment No. 4. After obtaining the proceeds from this offering, the Partnership does not expect to require other funds to complete the urea expansion and DEF build-out project.

Selected Historical Financial Information, page 78

2.	Please provide a narrative that explains what the pro forma information shows and a description of the transactions. The narrative can be similar to the presentation on page 20 under “Summary Historical and Pro Forma Financial Information.”

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page [80] of Amendment No. 4.

Compensation Discussion and Analysis, page 147

3.	We note your response to comment 51 of our letter to you dated September 1, 2011. Please revise the disclosure under “Performance Goals Applicable to Our Shared NEOs” on pages 154 to 155 and “Performance Goals Applicable to Our Non-Shared NEOs (Other than Mr. Wallis)” on pages 155 and 156 to disclose the actual results in quantitative terms. Additionally please revise goals one and two on page 156 and goal five on page 157 under “Sales Incentive Program” to state each goal and the actual results in quantitative terms.

Response:

In response to the Staff’s comment and in furtherance of the Partnership’s prior response to comment 51 of the Staff’s letter, dated September 1, 2011, the Partnership has revised the disclosure under (i) “Performance Goals Applicable to Our Shared NEOs” on pages [157] to

October [25], 2011

[158] of Amendment No. 4, (ii) “Performance Goals Applicable to Our Non-Shared NEOs (other than Mr. Wallis) on pages [159] and [160] of Amendment No. 4 and (iii) goals one, two and five on page [160] of Amendment No. 4 under “Sales Incentive Program,” in each case, to further disclose the Partnership’s anticipated results under these performance goals in quantitative terms, to the greatest extent knowable at this time. Due to the recent completion of its 2011 fiscal year, the Partnership is continuing its process of assessing and deliberating with regard to the attainment of some of these performance objectives and has not reached final determinations. In the cases in which the Partnership has not reached a final determination with respect to performance objectives, the Partnership has clarified the disclosure to indicate that the attainment or non-attainment of such objectives only is expected at this time. With respect to metrics determined by reference to items contained in the Partnership’s audited financial statements, the Partnership notes that its audited financial statements for the 2011 fiscal year are not yet available and the Partnership is unable to provide preliminary, unaudited figures for these metrics in the disclosure. The Partnership will report its final determinations as to the specific attainment of applicable performance metrics as required by applicable disclosure rules promptly following its final determination of these attainment levels.

IPO-Related Equity Awards, page 158

4.	We note the statement in the first paragraph that you expect to make IPO Grants “[i]n connection with this offering” and in the second paragraph that “[a]ny IPO Grants will be conditioned upon the closing of this offering.” Please advise us whether you expect to make these grants prior to effectiveness. Please quantify the grants, if known, prior to effectiveness or advise.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages [161] and [162] of Amendment No. 4.

*     *     *     *     *

If you have any additional questions, please feel free to call the undersigned at (213) 891-8045 to discuss them.

Very truly yours,

David A. Zaheer, Esq.

of LATHAM & WATKINS LLP

cc:	Anthony J. Richmond, Esq.

Brett E. Braden, Esq.

G. Michael O’Leary, Esq.

no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded limited partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. This structure is designed to maximize distributions to our unitholders and to align Rentech’s interests with those of our other unitholders. See “Our Cash Distribution Policy and Restrictions on Distributions” and “How We Make Cash Distributions.”

Pursue Organic Growth Opportunities. Since commencing operations in 1965, our facility has undergone various expansion projects that have increased production and product upgrade capabilities. We are pursuing some, and we intend to continue to evaluate additional, opportunities to increase our profitability by expanding our production capabilities and product offerings, including with the following expansion projects:

Urea Expansion and Diesel Exhaust Fluid Build-Out. We have commenced a project to increase our urea production capacity by approximately 13%, or 50 tons per day. The additional urea could be marketed as liquid urea or upgraded into UAN, both of which sell at a premium to ammonia per nutrient ton. As part of this project, we have commenced the installation of mixing, storage and load-out equipment that would enable us to produce and sell diesel exhaust fluid, or DEF, from the urea produced at our facility. DEF is a urea-based chemical reactant that is intended to reduce nitrogen oxide emissions in the exhaust systems of certain diesel engines of trucks and off-road farm and construction equipment. As an industrial product, DEF would diversify our product mix and our potential customer base. We believe that there is an expanding market for DEF, with the potential for long-term off-take contracts on favorable terms. We expect the urea expansion and DEF build-out project to cost approximately $6 million to complete. We believe the expansion project could be completed by the end of 2012. As described in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to fund this expansion project.

Ammonia Capacity Expansion. We have commenced construction of a project that is designed to increase ammonia production at our facility by approximately 70,000 tons annually, for sale or upgrade to additional products. We have completed a feasibility study, contracted with an engineering firm to perform Front End Engineering and Design, or FEED, obtained the construction permit and commenced construction of certain long lead-time items in order to put the project on a schedule that fits with planned downtime for our 2013 turnaround. We expect FEED to be completed by early 2012, and it will result in more precise cost estimates, based on equipment purchase quotes, than those from the initial feasibility study. Based on the engineering work completed to date, our preliminary estimate is that this project could be completed in 24 to 30 months without adding significant downtime to that already planned for the 2013 turnaround, and we expect that this project could cost approximately $100 million to complete. As we complete engineering and more detailed cost estimates, which could vary substantially from current cost estimates, we will continue to evaluate the ammonia market to determine whether the expected returns on this project remain favorable. We will require additional debt and/or equity financing to complete this project. We currently intend to finance substantially all of the cost of this project with debt financing that we will seek to obtain after the closing of this offering. However, there is no guarantee that we will be able to obtain debt financing on acceptable terms or at all.

Selectively Pursue Acquisitions. The nitrogen fertilizer industry has undergone significant consolidation over the last decade as a result of mergers and acquisitions and capacity curtailments. The top five domestic nitrogen producers have increased their share of ammonia capacity in North America from 56% in 1999 to 84% in 2010. As a result, we are one of a few remaining independent operators of a nitrogen fertilizer facility that is located in the Mid Corn Belt. We expect industry

Safety and Health Act, or OSHA, recordable injuries at our facility from the beginning of our fiscal year 2011 through the date of this prospectus.

Recent Developments

Based on preliminary data, we estimate that our revenues, gross profit and operating income, and ammonia and UAN production volumes, sales volumes and average realized sales prices for the three months and fiscal year ended September 30, 2011, as compared to the actual results for the three months and fiscal year ended September 30, 2010, will fall within the following ranges:

	Three Months Ended September 30, 2010 (actual)	Three Months Ended September 30, 2011[1] (estimated range) Low	High	Fiscal Year Ended September 30, 2010 (actual)	Fiscal Year Ended September 30, 2011[1] (estimated range) Low	High
	(in thousands, except product pricing)					
Revenues[2]	$35,079	$37,000	$39,000	$131,396	$178,000	$180,000
Gross profit[2]	8,151	12,000	13,000	25,376	75,500	76,500
Operating income[2]	6,409	9,500	10,500	20,389	69,000	70,000
Products sold (tons)						
Ammonia	35	17	19	153	123	125
UAN	100	75	77	294	314	316
Product pricing (dollars per ton)						
Ammonia	$ 398	$ 630	$ 640	$ 377	$ 580	$ 590
UAN	168	290	300	180	260	270
Production (tons)[3]						
Ammonia	72	53	55	267	271	273
UAN	80	65	67	287	310	312

(1) Estimated ranges based on preliminary, unaudited data; subject to adjustment.
(2) Revenues include sales of all products, including those that are not presented in the table.
(3) Ammonia production represents the total tons of ammonia produced, including ammonia produced that was upgraded into other products, such as UAN, liquid urea, granular urea and nitric acid.

We estimate that revenues were between $37.0 million and $39.0 million for the three months ended September 30, 2011, compared to approximately $35.1 million for the three months ended September 30, 2010. This increase was primarily due to higher prices paid for our products, resulting from stronger demand for nitrogen fertilizer products during the three months ended September 30, 2011, partially offset by decreased sales volumes of ammonia, UAN and other products during the period. Our ammonia and UAN sales volumes were lower during the three months ended September 30, 2011 because we fulfilled a number of large orders by barge during the three months ended September 30, 2010 but had no similar shipments during the comparable period in 2011. Production was lower during the three months ended September 30, 2011, as compared to the three months ended September 30, 2010, as a result of our 2011 turnaround and decreased production efficiencies leading into the turnaround. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Facility Reliability" for more information regarding our 2011 turnaround.

11

We estimate that revenues were between $178.0 million and $180.0 million for the fiscal year ended September 30, 2011, compared to approximately $131.4 million for the fiscal year ended September 30, 2010. This increase was primarily the result of higher prices paid for our products during the fiscal year ended September 30, 2011, resulting from stronger demand for nitrogen fertilizer products during the period. Ammonia sales volumes decreased and UAN sales volumes increased during the fiscal year ended September 30, 2011 as we upgraded more ammonia into UAN to realize higher gross profit margins. Production was higher during the fiscal year ended September 30, 2011, as compared to the fiscal year ended September 30, 2010, as a result of our 2009 turnaround during which our facility underwent a scheduled turnaround and unplanned repairs and maintenance, which resulted in 30 and 26 off stream days for our ammonia and UAN units, respectively, during the first fiscal quarter of 2010.

We estimate that gross profit was between $12.0 million and $13.0 million for the three months ended September 30, 2011, compared to approximately $8.2 million for the three months ended September 30, 2010. The increase was primarily the result of higher prices paid for our products during the three months ended September 30, 2011, partially offset by decreased sales volumes of ammonia, UAN and other products during the period and additional costs relating to our 2011 turnaround. We estimate that operating income was between $9.5 million and $10.5 million for the three months ended September 30, 2011, compared to approximately $6.4 million for the three months ended September 30, 2010. The increase was primarily the result of higher prices paid for our products during the three months ended September 30, 2011, partially offset by decreased sales volumes of ammonia, UAN and other products during the period, costs relating to our 2011 turnaround and a loss on disposal relating to the removal of a selective catalyst recovery unit.

We estimate that gross profit was between $75.5 million and $76.5 million for the fiscal year ended September 30, 2011, compared to approximately $25.4 million for the fiscal year ended September 30, 2010. The increase was primarily the result of higher prices paid for our products and lower natural gas prices during the fiscal year ended September 30, 2011 and unplanned repairs and maintenance costs during the first fiscal quarter of 2010, partially offset by higher costs relating to our 2011 turnaround. We estimate that operating income was between $69.0 million and $70.0 million for the fiscal year ended September 30, 2011, compared to approximately $20.4 million for the fiscal year ended September 30, 2010. The increase was primarily the result of higher prices paid for our products and lower natural gas prices during the fiscal year ended September 30, 2011 and unplanned repairs and maintenance costs during the first fiscal quarter of 2010, partially offset by higher costs relating to our 2011 turnaround, additional audit and tax fees, administrative agent fees under the 2010 credit agreement, sales-based incentive bonuses and a loss on disposal relating to the removal of a selective catalyst recovery unit.

Although the estimates included above reflect our current best estimates, because our audited financial statements for the fiscal year ended September 30, 2011 are not yet available, these estimates are preliminary and unaudited and may be revised as a result of management’s further review of our results and the completion of our year-end audit. During the course of the preparation of our financial statements and related notes, we may identify items that would require us to make material adjustments to the preliminary financial information presented above.

The preliminary financial data included in this registration statement has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the above preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

we will use approximately $198.9 million of the net proceeds of this offering to make a capital contribution to REMC for (i) the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses in the amount of approximately $150.8 million, (ii) the payment of expenditures related to our steam methane reformer tube replacement in the amount of approximately $1.8 million, (iii) the payment of expenditures related to our urea expansion and DEF build-out project in the amount of approximately $ 5.7 million, (iv) the payment of expenditures related to FEED for our ammonia capacity expansion project in the amount of approximately $0.6 million and (v) for general working capital purposes of approximately $40.0 million;

we will distribute approximately $39.8 million of the net proceeds of this offering to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects;

we will use the balance of the net proceeds of this offering to make a distribution to RNHI;

we intend to enter into a new revolving credit facility at or as soon as practicable following the closing of this offering, which we expect to provide for revolving borrowing capacity of $25.0 million; and

if and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise.

After giving effect to the Transactions described above, on the closing date of this offering, we expect to have approximately $40.0 million of cash. At or as soon as practicable following the closing of this offering, we also expect to enter into our new revolving credit facility, which we expect to provide borrowing capacity of $25 million, although there is no guarantee that we will enter into the new facility on a timely basis or acceptable terms or at all. We believe that this cash, as may be supplemented by the borrowing capacity under our new revolving credit facility, will be sufficient to meet our foreseeable working capital requirements as of the closing date. See “The Transactions and Our Structure and Organization—The Transactions.”

About Rentech Nitrogen Partners, L.P.

Rentech Nitrogen Partners, L.P. was formed in Delaware in July 2011. Our principal executive offices are located at 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024, and our telephone number is (310) 571-9800.

approximately $5.7 million for the payment of expenditures related to our urea expansion and DEF build-out project;

approximately $0.6 million for the payment of expenditures related to FEED for our ammonia capacity expansion project;

approximately $40.0 million for general working capital purposes; and

the balance of the net proceeds of this offering will be used to make a distribution to RNHI.

We will require additional debt and/or equity financing to complete our ammonia capacity expansion project, which could cost approximately $100 million to complete based on preliminary estimates. See “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion.”

If the underwriters exercise their option to purchase up to 2,250,000 additional common units in full, the additional net proceeds would be approximately $41.8 million (and the total net proceeds to us would be approximately $316.8 million), in each case assuming an initial public offering price per common unit of $20.00 (the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise. See “The Transactions and Our Structure and Organization” and “Use of Proceeds.”

Cash Distributions

Within 45 days after the end of each quarter, beginning with the first full quarter following the closing date of this offering, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Upon the closing of this offering, our policy will be to distribute all of the cash available for distribution that we generate each quarter. Our first distribution will take place following the first full quarter after the consummation of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the consummation of this offering. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We

THE TRANSACTIONS AND OUR STRUCTURE AND ORGANIZATION

The Transactions

The following transactions will take place in connection with this offering. We refer to these transactions collectively as the “Transactions”:

RDC will convert into a corporation organized under the laws of the State of Delaware;

RDC will contribute the capital stock in REMC to RNHI;

our general partner and RNHI, an indirect wholly owned subsidiary of Rentech, will enter into an amended and restated agreement of limited partnership, the form of which is attached hereto as Appendix A;

our management services agreement with Rentech will terminate in accordance with its terms as described under “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Management Services Agreement”;

we, our general partner and Rentech will enter into a services agreement as described under “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Services Agreement”;

REMC will convert into a limited liability company organized under the laws of the State of Delaware and will change its name to Rentech Nitrogen, LLC;

REMC will distribute to RNHI all of REMC’s cash, estimated to be approximately $57.3 million;

RNHI will contribute the member interests in REMC to us in exchange for (i) 23,250,000 common units, and (ii) the right to receive approximately $39.8 million in cash, in part, as a reimbursement for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility; for federal income tax purposes, when REMC converts to a limited liability company (as described above), RNHI is treated as having been the party that made such expenditures with respect to our facility;

we will offer and sell 15,000,000 common units in this offering (17,250,000 if the underwriters exercise their option to purchase additional common units in full), and will pay related underwriting discounts and commissions and the estimated expenses of this offering;

we will use approximately $198.9 million of the net proceeds of this offering to make a capital contribution to REMC for (i) the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses in the amount of approximately $150.8 million, (ii) the payment of expenditures related to our steam methane reformer tube replacement in the amount of approximately $1.8 million, (iii) the payment of expenditures related to our urea expansion and DEF build-out project in the amount of approximately $5.7 million, (iv) the payment of expenditures related to FEED for our ammonia capacity expansion project in the amount of approximately $0.6 million and (v) for general working capital purposes of approximately $40.0 million;

we will distribute approximately $39.8 million of the net proceeds of this offering to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects;

we will use the balance of the net proceeds to make a distribution to RNHI;

we intend to enter into our new revolving credit facility at or as soon as practicable following the closing of this offering, which we expect to provide for revolving borrowing capacity of $25.0 million;

if and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise; and

USE OF PROCEEDS

We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, will be approximately $275.0 million (based on an assumed initial public offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus). We intend to use:

approximately $150.8 million of the net proceeds of this offering to make a capital contribution to REMC for the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses;

approximately $39.8 million of the net proceeds of this offering to make a distribution to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects; for federal income tax purposes, when REMC converts to a limited liability company (as described in “The Transactions and Our Structure and Organization—The Transactions”), RNHI is treated as having been the party that made such expenditures with respect to our facility;

approximately $1.8 million for the payment of expenditures related to the replacement of our steam methane reformer tubes;

approximately $5.7 million for the payment of expenditures related to our urea expansion and DEF build-out project;

approximately $0.6 million for the payment of expenditures related to FEED for our ammonia capacity expansion project;

approximately $40.0 million for general working capital purposes; and

the balance of the net proceeds of this offering to make a distribution to RNHI.

We will require additional debt and/or equity financing to complete our ammonia capacity expansion project, which could cost approximately $100 million to complete based on preliminary estimates. See “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion.”

Borrowings under the existing term loan bear interest at a variable rate based upon either LIBOR with a 1.5% minimum or the lenders’ alternative base rate with a 2.5% minimum, plus in each case an applicable margin. As of June 30, 2011, we had $150.0 million outstanding under our current term loan and the applicable interest rate was 10.0% per annum. The maturity date of the existing term loan is June 10, 2016. REMC used the proceeds of the existing term loan plus approximately $20.4 million of cash on hand to repay the outstanding obligations and prepayment penalties under REMC’s previous credit agreement in an amount of approximately $95.7 million, to pay a dividend to Rentech of approximately $67.0 million and to pay related fees and expenses of approximately $7.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities.”

If the underwriters exercise their option to purchase up to 2,250,000 additional common units in full, the additional net proceeds would be approximately $41.8 million (and the total net proceeds to us would be approximately $316.8 million), in each case assuming an initial public offering price per common unit of $20.00 (the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise.

Steam Methane Reformer Tubes Replacement Expenditures. The steam methane reformer tube replacement expenditures include all capital costs associated with replacement of the steam methane reformer tubes, the replacement of which is necessary to maintain current levels of nitrogen fertilizer production and to extend the service period of our facility. The replacement of the steam methane reformer tubes took place during our 2011 turnaround completed in October 2011. Replacement of the tubes was a non-recurring capital expenditure that will be funded with a portion of the net proceeds of this offering and thus is excluded from our calculation of forecasted cash available for distribution. We estimate that the total cost for the replacement of the steam methane reformer tubes will be $9.0 million. We estimate that we will incur a total of $1.8 million of the $9.0 million during the fiscal year ending September 30, 2012.

Expansion Capital Expenditures. Expansion capital expenditures are capital expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. We currently estimate that we will incur a total of $5.9 million in expansion capital expenditures for fiscal year ending September 30, 2012, comprising expenditures related to our urea expansion and DEF build-out project and FEED for our ammonia capacity expansion project. We expect to fund these expenditures with a portion of the net proceeds of this offering. We expect our urea expansion and DEF build-out project could be completed by the end of 2012 and FEED for our ammonia capacity expansion project to be completed by early 2012. As discussed in “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion,” assuming we continue construction of our ammonia capacity expansion project, we expect to incur significant additional expenditures for that expansion project during the fiscal year ending September 30, 2012, and intend to finance those costs and the entire remaining cost of that project through borrowings. For a discussion of certain risks associated with our expansion projects in general, and our ammonia capacity expansion project in particular, please read “Risk Factors—There are significant risks associated with expansion projects that may prevent completion of these projects on budget, on schedule or at all.”

Regulatory, Industry and Economic Factors. Our forecast for the fiscal year ending September 30, 2012 is based on the following assumptions related to regulatory, industry and economic factors:

no material nonperformance or credit-related defaults by suppliers, customers or vendors;

no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

no material accidents, weather-related incidents, floods, unscheduled turnarounds or other downtime or similar unanticipated events;

no material adverse change in the markets in which we operate resulting from substantially higher natural gas or electricity prices or reduced demand for nitrogen fertilizer products;

no material decreases in the prices we receive for our nitrogen fertilizer products;

no material changes in domestic or global agricultural markets or overall domestic or global economic conditions; and

an annual inflation rate of 2.0% to 3.0%.

Actual regulatory, industry and economic conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Compliance with Debt Covenants. Our ability to make distributions could be affected if we do not remain in compliance with the financial and other covenants that we expect to be included in our new revolving credit facility. We have assumed we will be in compliance with such covenants.

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected financial information presented below under the caption “Statement of Operations Data” for the fiscal years ended September 30, 2010, 2009 and 2008 and the selected financial information presented below under the caption “Balance Sheet” Data as of September 30, 2010 and 2009, have been derived from REMC’s audited financial statements included elsewhere in this prospectus. REMC’s financial statements for the fiscal years ended September 30, 2010 and 2009 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. REMC’s financial statements for the fiscal year ended September 30, 2008 have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm. The selected financial information presented below under the caption “Balance Sheet Data” as of September 30, 2008, have been derived from REMC’s audited financial statements that are not included in this prospectus. The selected financial information presented below under the caption “Statement of Operations Data” for the fiscal year ended September 30, 2007, the 158 days ended September 30, 2006 and the 115 days ended April 15, 2006 and the selected financial information presented below under the caption “Balance Sheet Data” as of September 30, 2007 and 2006 have been derived from REMC’s unaudited condensed financial statements that are not included in this prospectus.

The selected financial information presented below under the caption “Statement of Operations Data” for the nine months ended June 30, 2011 and 2010 and the selected financial information presented below under the caption “Balance Sheet Data” as of June 30, 2011 have been derived from REMC’s unaudited condensed financial statements included elsewhere in this prospectus which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of REMC’s financial position at June 30, 2011, and the results of operations for the interim periods presented. Operating results for the nine months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2011. The selected financial information presented below under the caption “Balance Sheet Data” as of June 30, 2010, have been derived from REMC’s unaudited financial statements that are not included in this prospectus.

REMC’s financial statements included elsewhere in this prospectus include certain costs of Rentech that were incurred on REMC’s behalf. The financial statements include an allocation of costs and certain other amounts in order to account for a reasonable share of expenses, so that the accompanying consolidated financial statements reflect substantially all of our historical costs of doing business other than the estimated incremental costs of operating as a public company. The amounts charged or allocated to REMC are not necessarily indicative of the costs that REMC would have incurred had REMC operated as a stand-alone company for all periods presented. These financial statements do not include estimates of the incremental general and administrative expense attributable to operating as a publicly traded limited partnership.

The selected pro forma financial information presented below under the caption “Statement of Operations Data” for the nine months ended June 30, 2011 and for the fiscal year ended September 30, 2010 and the selected pro forma financial information presented below under the caption “Balance Sheet Data” as of June 30, 2011, have been derived from REMC’s unaudited pro forma condensed financial statements included elsewhere in this prospectus. The pro forma statement of operations data for the nine months ended June 30, 2011 and for the fiscal year ended September 30, 2010 assumes that the Transactions (as defined on page 59 of this prospectus) occurred on October 1, 2009. The unaudited pro forma balance sheet data as of June 30, 2011 assumes that the Transactions occurred on June 30, 2011. The pro forma financial data is not comparable to our historical financial data. A more complete explanation of the pro forma financial data can be found in our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. Neither the pro forma statement of operations data nor the pro forma balance sheet data include estimates of the incremental costs of operating as a publicly traded limited partnership.

On April 26, 2006, Rentech acquired all of the outstanding capital stock of Royster-Clark Nitrogen, Inc., or RCN, which subsequently changed its name to Rentech Energy Midwest Corporation. We refer to RCN as the

Our maintenance capital expenditures totaled approximately $12.4 million and $9.9 million, respectively, in the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010, and are expected to be approximately $20.8 million, $10.3 million and $7.8 million, respectively, for the fiscal years ending September 30, 2011, 2012 and 2013. Our expected capital expenditures for the fiscal year ending September 30, 2011 includes $9.2 million of expenditures related to our steam methane reformer tube replacement that will be funded from a portion of the net proceeds in this offering. Our expansion capital expenditures are expected to be approximately $5.9 million for the fiscal year ending September 30, 2012 for expenditures related to our urea expansion and DEF build-out project and FEED for our ammonia capacity expansion project. As discussed in “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion,” assuming we continue construction of our ammonia capacity expansion project, we expect to incur significant additional expenditures for that expansion project during the fiscal year ending September 30, 2012. If we enter into our currently contemplated $25 million revolving credit facility, we would not have sufficient borrowing capacity under the new revolving credit facility to finance the entire cost of the ammonia capacity expansion project and that new revolving credit facility would be designed to provide for seasonal working capital needs, not construction financing. As a result, we will need to obtain additional debt and/or equity financing to complete that project. There is no guarantee that we will enter into our new revolving credit facility or obtain other debt or equity financing on a timely basis or acceptable terms or at all.

Our estimated capital expenditures are subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in labor or equipment costs necessary to comply with government regulations or to complete projects that sustain or improve the profitability of our facility. Our future capital expenditures will be determined by the board of directors of our general partner.

Cash Flows

Operating Activities

During fiscal year 2008, as described below, sales prices for our products were historically high, which occurred at the same time that we entered into a large volume of product prepayment contracts, resulting in an increase in deferred revenue. During fiscal year 2009, sales prices on our products declined, along with the volume of prepayment contracts, resulting in a decrease in deferred revenue. This decline in deferred revenue from 2008 to 2009 is the primary reason net cash flow from operating activities declined from $62.0 million in 2008 to $24.3 million in 2009. Net cash provided by operating activities decreased by $5.9 million from fiscal year 2009, to $18.4 million for fiscal year 2010, primarily due to lower fertilizer sales prices, partially offset by lower natural gas prices. Year to date through June 30, 2011 our net cash provided by operating activities increased to approximately $44.5 million, primarily due to higher profits as a result of increased sales prices and sales volume. Our profits, operating cash flows and cash available for distribution are subject to changes in the prices of our products and our primary feedstock, natural gas. Our products and feedstocks which are commodities, and, as such, their prices can be volatile in response to numerous factors outside of our control. In addition, the timing of product prepayment contracts and associated cash receipts are factors largely outside of our control that affect our profits, operating cash flows and cash available for distribution.

Net cash provided by operating activities for the nine months ended June 30, 2011 was approximately $44.5 million. We had net income of $21.6 million for the nine months ended June 30, 2011. During this period, we entered into the second amendment to the 2010 credit agreement and repaid a portion of the principal outstanding under the 2010 credit agreement. This transaction resulted in a loss on the extinguishment of debt of $4.6 million. We also entered into the 2011 credit agreement during this period and paid off the outstanding principal balance under the 2010 credit agreement. This transaction resulted in a loss on debt extinguishment of $9.2 million. These two transactions resulted in a total loss on debt extinguishment of $13.8 million. During the nine months ended June 30, 2011, we used $8.3 million of proceeds from the 2011 credit agreement to pay the prepayment penalty fee resulting from the prepayment of term loans under the 2010 credit agreement. During the nine months ended June 30, 2011, accounts receivable increased by $3.9 million, due to the effect of normal seasonality in the fertilizer business. Sales are typically higher during the spring planting season than they are in the summer,

Experienced Management Team. We are managed by an experienced and dedicated team of executives with a long history in the fertilizer and chemical industries and in the management of public companies. D. Hunt Ramsbottom, Jr., Chief Executive Officer of our general partner, has over 25 years of management experience with both publicly traded and privately held companies. Dan J. Cohrs, Chief Financial Officer of our general partner, has over 25 years of experience in corporate finance, strategy and planning and mergers and acquisitions. John H. Diesch, President of our general partner, has over 29 years of experience in the fertilizer industry with nine years serving as a plant manager and 11 years serving in executive management of operating fertilizer plants. John A. Ambrose, Chief Operating Officer of our general partner, has 36 years of chemical manufacturing experience in specialty and commodity chemical manufacturing. Wilfred R. Bahl, Jr., Senior Vice President of Finance and Administration of our general partner, has 38 years of finance experience, including 31 years at our facility. Marc E. Wallis, Senior Vice President of Sales and Marketing of our general partner, has over 24 years of experience in the fertilizer industry and with our facility. He has served as our Vice President of Sales and Marketing since 2006, and he previously was our National Accounts Sales Manager. Messrs. Ramsbottom, Cohrs and Diesch will spend a portion of their time managing Rentech and a portion of their time managing our business, while Messrs. Ambrose, Bahl and Wallis will spend all of their time managing our business.

Our Business Strategies

Our objective is to maximize quarterly distributions to our unitholders through the following strategies:

Distribute All of Our Cash Available for Distribution Each Quarter. Upon the closing of this offering, our policy will be to distribute all of the cash available for distribution we generate each quarter to unitholders of record on a pro rata basis. We do not intend to maintain excess distribution coverage or retain funds in order to maintain stable quarterly distributions or fund future distributions. Unlike many publicly traded limited partnerships, our general partner will have a non-economic general partner interest and will have no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded limited partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. This structure is designed to maximize distributions to our unitholders and to align Rentech’s interests with those of our other unitholders. We expect our distribution yield to be 11.7% (calculated by dividing our forecasted distribution for the twelve months ending September 30, 2012 of $2.34 per common unit by the mid-point of the price range on the cover page of this prospectus). According to their public filings, Agrium, Potash Corporation of Saskatchewan Inc., CF Industries, Yara International, CVR Partners, LP and Terra Nitrogen Company, L.P. reported a current dividend yield of 0.1%, 0.6%, 0.3%, 2.3%, 6.9% and 9.6%, respectively, as of October 13, 2011. See “Our Cash Distribution Policy and Restrictions on Distributions” and “How We Make Cash Distributions.”

Pursue Organic Growth Opportunities. Since commencing operations in 1965, our facility has undergone various expansion projects that have increased production and product upgrade capabilities. The most recently completed expansion project, which was completed in 1998, entailed the construction of a second nitric acid plant at our facility. This project added approximately 150 tons per day of nitric acid capacity to our facility, which, in turn, increased our facility’s UAN capacity from approximately 660 tons per day to approximately 1,100 tons per day.

We are pursuing some, and we intend to continue to evaluate additional, opportunities to increase our profitability by expanding our production capabilities and product offerings, including with the following expansion projects:

Urea Expansion and Diesel Exhaust Fluid Build-Out. We have commenced a project to increase our urea production capacity by approximately 13%, or 50 tons per day. The additional urea could be marketed as liquid urea or upgraded into UAN, both of which sell at a premium to ammonia per nutrient ton. As a part of this project, we have commenced the installation of mixing, storage and load-out equipment that would enable us to produce and sell DEF from the urea produced at our facility. DEF is a urea-based chemical reactant that is intended to reduce nitrogen oxide

Annual Incentive Compensation

Rentech maintains an annual incentive program to reward executive officers, including our NEOs (other than Mr. Wallis), based on its financial and operational performance, achievement of specific milestones related to technology, financing and project development work associated with Rentech’s alternative energy business, and the individual NEO’s relative contribution to that performance during the year (referred to below as the our annual incentive program). We separately maintain a sales-based annual incentive program for Mr. Wallis to properly incentivize him in light of his position and responsibilities (referred to below as the sales incentive program). We recognize that successful completion of short-term objectives is critical in achieving our planned level of growth and attaining our other long-term business objectives. Accordingly, our annual and sales incentive programs are designed to reward executives for successfully taking the immediate steps necessary to implement our long-term business strategy.

Annual Incentive Program. During 2011, each of our NEOs (other than Mr. Wallis) was eligible to receive an incentive payment pursuant to Rentech’s annual incentive program, under which cash incentives are determined and paid by reference to (i) the achievement of certain pre-established financial and other performance criteria, and (ii) target bonus amounts (as set forth in the NEOs’ respective employment agreements or, in the case of NEOs who were not, during fiscal year 2011, parties to employment agreements, as determined by Rentech’s Compensation Committee). In the beginning of each fiscal year (including 2011), our CEO and other senior officers of Rentech develop a series of broad objectives, which are then reviewed and revised by Rentech’s Compensation Committee and Board of Directors. Following that review, Rentech’s Board of Directors sets the performance goals for the year, but retains discretion based on input from the Compensation Committee (and our Chief Executive Officer with respect to the other NEOs who participate in the annual incentive program) to increase or decrease annual incentive awards to levels as high as 200% of the NEO’s target bonus and as low as zero, in each case, based on performance during the relevant period.

For fiscal year 2011, the annual incentive awards are targeted (i) for Messrs. Ramsbottom and Cohrs at 100% and 60% of their respective base salaries (in accordance with their respective employment agreements) and (ii) for Messrs. Ambrose and Bahl, at 40% and 30% of their respective base salaries (in accordance with their relative seniority in our organization). Payment of annual incentive awards to our Shared NEOs will be based on the achievement by Rentech and/or REMC of specific financial targets, as well as certain technology, financial and development milestones relating to the development of Rentech’s alternative energy business, the performance of REMC and the performance of the individual executive. Payment of annual incentive awards to our Non-Shared NEOS other than Mr. Wallis will be based on the achievement of certain safety, production and financial goals primarily linked to REMC’s performance, as well as the performance of the individual executive.

Performance Goals Applicable to Our Shared NEOs

The performance goals applicable to our Shared NEOs for fiscal year 2011 are set forth below, along with preliminary determinations as to the attainment of these goals (parentheticals following the description of each goal provide guidelines indicating the approximate weight given to the attainment of each goal by Rentech’s Compensation Committee):

1. Goal: A continued strong safety record at Rentech and REMC’s facilities with an OSHA recordable rate at or below a target rate of 4.0 (failure to attain this goal reduces the final bonus pool by 20%).

Result:    Goal attained. Rentech and REMC completed fiscal year 2011 with an OSHA recordable rate of approximately 2.6 recordable incidents for every 200,000 hours worked at Rentech and REMC’s facilities, which is well below the industry average for comparable operations.

2. Goal: Total ammonia production ranging from approximately 230,000 tons to 280,000 tons, targeted at approximately 270,000 tons (2.5% weight).

Result:    Goal attained above target level. Based on preliminary data which has not been audited and is therefore subject to change, our current best estimate is that total ammonia production at our facility in East Dubuque, Illinois for the fiscal year ending September 30, 2011 will be between 271,000 and 273,000 tons.

3. Goal: Performance expectations including:

Consolidated EBITDA ranging from approximately $16.5 million to $26.5 million, targeted at approximately $16.5 million (15% weight).

Result:    We expect to attain this goal above the target level.

REMC EBITDA ranging from approximately $43 million to $73 million, targeted at approximately $63 million (5% weight).

Result:    We expect to attain this goal above the target level.

Consolidated capital expenditures of approximately $35 million (2.5% weight).

Result:    We expect to attain this goal.

4. Goal: Raise capital proceeds, targeted at $50 million, sufficient to fund Rentech’s budgeted activities and provide a year-end cash cushion (10% weight).

Result:    Goal partially attained. Rentech received a distribution including approximately $47 million of new loan proceeds upon the closing of REMC’s June 10, 2011 five year $150 million secured term loan facility.

5. Goal: Successful operation of Rentech’s Product Demonstration Unit during 2011 that meets or exceeds performance criteria aimed at improving the economic efficiency of the Rentech Process, targeted at operation for more than 30 days with acceptable catalyst usage levels (5% weight).

Result:    Goal partially attained. Rentech operated the Product Demonstration Unit for more than 30 days during 2011, however, catalyst usage objectives and overall efficiency did not fully meet expectations.

6. Goal: Construction and integration of the ClearFuels Gasifier at Rentech’s Product Demonstration Unit on schedule, targeted at 75% operational completion (5% weight).

Result:    Goal attained above target level. Rentech had completed approximately 80% of this project as of September 30, 2011.

7. Goal: Close construction financing for Rentech’s project in Rialto, California or an alternate project (25% weight) and secure funding commitment and development milestones for an additional project (5% weight).

Result: Goals not attained. Construction financing was not obtained for Rentech’s Rialto project (or an alternate project), nor was a funding commitment secured or development milestones established for an additional project.

8. Goal: Complete design of catalyst recipe that meets catalyst cost targets (5% weight).

Result:    Goal partially attained.

9. Goal: Other factors which contribute to the success of Rentech as determined by Rentech’s Board of Directors, including the Board’s subjective assessment of the executives’ contributions to attaining the objective goals specified above (20% weight).

Result:    Determined on a case-by-case basis.

Performance Goals Applicable to Our Non-Shared NEOs (Other than Mr. Wallis)

The performance goals applicable to our Non-Shared NEOs for fiscal year 2011 are set forth below, along with preliminary determinations as to the attainment of these goals (each of these goals will be weighted approximately evenly in determining annual incentive payments to our Non-Shared NEOs):

1. Goal: A continued strong safety record at Rentech and REMC’s facilities with an OSHA recordable rate at or below a target rate of 4.0.

Result:    Rentech and REMC completed fiscal year 2011 with an OSHA recordable rate of approximately 2.6 recordable incidents for every 200,000 hours worked at Rentech and REMC’s facilities, which is well below the industry average for comparable operations.

2. Goal: Total ammonia production ranging from approximately 230,000 tons to 280,000 tons, targeted at approximately 270,000 tons.

Result:    Based on preliminary data which has not been audited and is therefore subject to change, our current best estimate is that total ammonia production at our facility in East Dubuque, Illinois for the fiscal year ending September 30, 2011 will be between 271,000 and 273,000 tons.

3. Goal: REMC EBITDA ranging from approximately $43 million to $73 million, targeted at approximately $63 million.

Result:    We expect to attain this goal above the target level.

4. Goal: Consolidated capital expenditures of approximately $35 million.

Result:    We expect to attain this goal.

At the end of each year (including fiscal year 2011), our Chief Executive Officer develops a scorecard based on his own assessment and input from other members of Rentech’s senior management team that summarizes performance for each of his direct reports (including the other NEOs who participate in the annual incentive program) compared to the pre-established goals, taking into consideration any key accomplishments outside of the set goals for the year. Satisfaction of each goal is evaluated on a scale ranging from zero (did not meet) to two (exceptional performance) and the scorecard is then reviewed by Rentech’s Compensation Committee and modified as appropriate in its discretion. Final incentive payments for our NEOs participating in the annual incentive program are determined based on a combination of performance compared to the set goals and the individual’s contributions to Rentech’s and our overall success during the year. We currently expect that Mr. Ramsbottom and Mr. Cohrs will receive 2011 annual incentive payments equal to approximately 50% of their respective target bonuses based on the performance results described above. In addition, we expect that Mr. Ambrose and Mr. Bahl will receive 2011 annual incentive payments equal to approximately 120% of their respective target bonuses due to performance in excess of target levels at REMC for fiscal year 2011. However, Rentech’s Compensation Committee has not yet made final bonus determinations, so individual awards may vary from these levels.

Sales Incentive Program. For fiscal year 2011, in light of the strong demand for experienced sales and marketing executives in the nitrogen fertilizer industry, Rentech implemented a sales incentive program for Mr. Wallis that links his annual incentive opportunity with performance factors specifically designed to promote sales and marketing activities advancing sales objectives. Rentech believes that a sales-based incentive program better ties Mr. Wallis’ variable compensation opportunity to his duties and responsibilities. Under the sales incentive program, Mr. Wallis is eligible to receive an incentive payment of up to 100% of his base salary based on the corresponding percentage (up to 100%) at which REMC attains its budgeted 2011 EBITDA. REMC exceeded its budgeted 2011 EBITDA of $63 million. Accordingly, we expect that Mr. Wallis will be paid in full for this component of his annual incentive award.

Mr. Wallis is also eligible to receive an additional payment of up to 50% of his base salary based on the attainment of the following scorecard of individual performance goals, determined and approved by Messrs. Ambrose and Diesch, as well as Rentech’s Senior Vice President, Human Resources (which goals are each weighted equally in determining the amount of any non-EBITDA-based annual incentive payable to Mr. Wallis):

1. Goal: Raise contract sales price to a large purchaser of CO2 to levels comparable to those paid by comparably sized purchasers of CO2.

Result:    Goal attained at approximately 75%. No contract has been executed by the relevant purchaser; however, the terms of an agreement have been tentatively agreed upon.

2. Goal: Convert 25% of acid sales requiring use of strong acid in formulation to sales requiring use of a lower strength acid.

Result:    Goal not attained. Lower strength acid sales did not materially increase over the relevant period.

3. Goal: Begin sales of aqua ammonia from our Monsanto unit no later than September 1, 2011.

Result:    Goal not attained.

4. Goal: Complete multi-year memorandum of agreement with a large company for the purchase of diesel exhaust fluid.

Result:    Goal attained.

5. Goal: Manage the sale of emission reduction credits generated by the installation of a catalytic converter on Nitric Acid Plant #1 in an amount to cover investment costs of approximately $975,000 associated with the project by September 30, 2011.

Result: Goal attained at approximately 25% - 50%. Contract for sales of emission reduction credits was in process as of September 30, 2011, but has not yet been finalized.

We currently expect that Mr. Wallis will receive payout under his non-EBITDA-based annual incentive at approximately 22.54% of base salary based on attainment of approximately 45% of these performance goals (in addition to full payment of the EBITDA component of his incentive opportunity). However, Rentech’s Compensation Committee has not yet made final determinations as to the level of attainment of applicable 2011 performance goals and the amount of compensation payable under the annual and sales incentive programs may vary from the approximations included in this prospectus. We anticipate that final determination as to attainment levels and compensation payable under these programs will be made by December 2011. Following such determination, we expect to disclose the amounts payable under the annual and sales incentive programs to our NEOs with respect to fiscal year 2011 to the extent required by applicable SEC disclosure rules. Following this offering, we will work with Radford to determine whether any new or enhanced process for establishing annual incentives should be implemented with respect to our Non-Shared NEOs (and other executives other than the Shared NEOs) to reflect changes resulting from this offering.

Long-Term Equity Incentive Awards

Rentech believes that senior executives, including our NEOs, should have an ongoing stake in the success of their employer to closely align their interests with those of its shareholders. Accordingly, equity awards covering shares of Rentech’s common stock have historically been a key component of our compensation program, including during 2011, as these awards have served to align the interests of our NEOs with those of Rentech’s shareholders and incentivize our NEOs to work toward long-term growth. Historically, our NEOs have received awards of both stock options and restricted stock units (RSUs), each covering shares of Rentech’s stock.

Stock options are intended to tie our NEOs’ compensation to the creation of shareholder value over time, while RSUs, which also tie compensation to longer-term shareholder return, enable us to confer value in excess of simple future appreciation in share price where appropriate. Historical levels and types of awards have varied over the years depending on prevailing economic conditions and other performance-related considerations at the time of grant.

Rentech’s equity awards are generally granted subject to time-vesting requirements in order to provide an appropriate retention incentive. In addition, certain grants of RSUs have historically been issued by Rentech with performance-based vesting conditions intended to incentivize our NEOs to outperform our peer companies and to reward the achievement of specific milestones in the development of commercial projects using our technologies.

In October 2010 (during our fiscal year 2011), Rentech granted the following equity incentive awards to our NEOs:

Officer Stock Options Restricted Stock Units (RSUs) D. Hunt Ramsbottom, Jr. 700,000 300,000 Dan J. Cohrs 411,765 176,471 John A. Ambrose 61,765 26,471 Wilfred R. Bahl, Jr. 24,706 10,588 Marc E. Wallis 20,588

8,824

Each of these equity incentive awards vests in equal annual installments on each of the first three anniversaries of the applicable grant date, subject to the relevant NEO’s continued employment, and further subject to accelerated vesting in connection with (i) the executive’s termination of employment by the employer without cause or by the executive for good reason, in either case, in connection with a change of control of Rentech, or (ii) the executive’s death or disability. We believe that these vesting terms provide an appropriate retention incentive, while protecting the NEOs’ compensation opportunity upon the occurrence of events beyond their control. Based on prevailing economic conditions at the time of these grants, we believe that using a mix of “full value” RSUs together with stock options was appropriate. The RSUs confer value based on Rentech’s existing stock price and thereby provide a retention incentive with tangible value on the grant date. By contrast, the stock options confer value to the NEOs based solely on post-grant appreciation of Rentech’s shares.

Rentech generally granted incentive stock options (ISOs) to our NEOs, which offer preferential tax benefits to our NEOs if they satisfy statutory holding period requirements for the ISO shares after exercise (and certain other conditions are met), thereby providing an incentive for our NEOs to hold Rentech shares and further align their interests with those of Rentech’s shareholders. However, a portion of the stock options granted to Messrs. Ramsbottom and Cohrs were granted as nonqualified stock options to comply with statutory ISO limits. We believe that this mix of awards furthers our compensation objectives by incentivizing our NEOs to remain employed with us, to increase shareholder value and to hold Rentech’s shares for an extended duration. The size of these awards was dictated primarily by the applicable NEO’s relative seniority, responsibilities, individual performance and ability to contribute to an increase in shareholder value.

IPO-Related Equity Awards

Prior to the closing of this offering, we expect to make equity incentive grants to certain of our executives (referred to below as the IPO Grants), including our NEOs, to reward these executives for their additional work in completing this offering and to properly incentivize these executives with respect to the additional demands that will be placed upon them in connection with our becoming a publicly traded company. IPO Grants, if made, will be additional to any annual grants of equity awards that Rentech’s Compensation Committee may make to our executives during our fiscal year 2012.

We expect that the IPO Grants will be comprised in equal parts (determined by reference to the fair market value of the shares or units underlying the awards, as applicable) of (i) unit-settled phantom units covering the

Partnership’s common units (which will be granted in tandem with dividend equivalent rights) and (ii) stock-settled RSUs covering Rentech’s stock, in each case, vesting in ratable one-third increments over three years from the closing of this offering, subject to accelerated vesting in certain circumstances. Because the numbers of shares and units subject to the IPO Grants will be determined by reference to the price of the underlying shares and units on a specified determination date which has not been finalized yet, these share and unit amounts are not determinable at this time, but we expect that, for Messrs. Ramsbottom, Cohrs, Ambrose, Bahl and Wallis, such grants will have market values as of the applicable determination dates of approximately $957,184, $663,350, $375,000, $325,000 and $300,000, respectively (divided approximately evenly between Partnership phantom units and Rentech RSUs). Any IPO Grants will be conditioned upon the closing of this offering and will lapse if the offering does not close for any reason.

We believe that awards covering equity interests of both Rentech and the Partnership are appropriate in light of the services provided by each of the NEOs for the benefit of the Partnership and the connection between the success of the Partnership and the value of Rentech’s stock in light of Rentech’s substantial ownership interest in the Partnership. We further believe that a three-year vesting schedule provides an appropriate retention incentive to these executives to help ensure the stability and consistency of our management team. In determining appropriate levels of IPO Grants, Rentech’s Compensation Committee is considering, among other things, the role and responsibility of each NEO and the perceived need to reward and retain the NEO. It is important to note, however, that we have not yet made any IPO Grants and, accordingly, the terms and conditions of any such awards may change and/or the grants may not occur at all.

2011 Incentive Award Plan

In connection with this offering, we expect to adopt a 2011 long-term incentive plan (referred to as the “2011 LTIP”). We expect that our general partner’s officers (including the NEOs), employees, consultants and non-employee directors, as well as other key employees of Rentech and certain of our other affiliates who make significant contributions to our business, will be eligible to receive awards under the 2011 LTIP, thereby linking the recipients’ compensation directly to our performance. The description set forth below is a summary of the material features that we expect to include in the 2011 LTIP; however, the 2011 LTIP has not yet been implemented and, accordingly, there can be no assurance that the 2011 LTIP will be implemented or that the terms and conditions of the 2011 LTIP described below will not change. We expect to update our disclosure of the 2011 LTIP to reflect any such changes in accordance with applicable disclosure rules.

General

The 2011 LTIP provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. Subject to adjustment in the event of certain transactions or changes in capitalization, an aggregate of              common units may be delivered pursuant to awards under the 2011 LTIP. Units subject to awards that are cancelled or forfeited, or that otherwise terminate or expire, will be available for delivery pursuant to subsequently granted awards. Units that are withheld to satisfy tax withholding obligations or payment of an award’s exercise price will not be available for future awards. We expect that the 2011 LTIP will be administered by the board of directors of our general partner or a committee designated by the board (referred to below collectively as the “plan administrator”), taking into consideration the recommendation of Rentech’s Compensation Committee. The 2011 LTIP is designed to promote our interests, as well as the interests of our unitholders, by rewarding the officers, employees and directors of our general partner and certain of its affiliates for delivering desired performance results, as well as by strengthening our ability to attract, retain and motivate qualified individuals to serve as directors, consultants and employees.

Administration

Subject to the terms and conditions of the 2011 LTIP and applicable law, the plan administrator has the authority to interpret and administer the 2011 LTIP, determine the types of awards granted and the grantees, set the terms and conditions of awards and adopt rules as it deems appropriate for the administration of the plan. The plan administrator may delegate certain duties to a committee of directors and/or officers of our general partner subject to any limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable.